UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2006
Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the Registrant

in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date: April 24, 2007

/s/ "Tim Searcy"

Tim Searcy, Chief Executive Officer,
President and a member of
the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	Audited Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004. and the unaudited period from January 20, 2003 (inception of new business) to December 31, 2006.
2	Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2006.
3	Form 52-109F1 – Chief Executive Officer Certification of Annual Filings
4	Form 52-109F1 – Chief Financial Officer Certification of Annual Filings

Consolidated Financial Statements

LUNA GOLD CORP.
An Exploration Stage Company
(Expressed in United States dollars)

Years ended December 31, 2006, 2005 and 2004
Period from January 20, 2003 (inception of new business)
to December 31, 2006

AUDITORS' REPORT

To the Shareholders of
Luna Gold Corp.

We have audited the accompanying consolidated balance sheets of **Luna Gold Corp.** (the "Company") as of December 31, 2006, and the related consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, in accordance with accounting principles generally accepted in the US.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as at December 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated March, 30, 2006.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
April 19, 2007

LUNA GOLD CORP.
An Exploration Stage Company
Consolidated Balance Sheets
(Expressed in United States dollars)

	December 31, 2006		December 31, 2005
Assets			
Current assets:			
Cash and cash equivalents	$ 17,576	$	878,477
Short term investments	59,539		--
Amounts receivable (Note 11)	6,621		55,382
Prepaid expenses	--		27,060
Deposits	--		49,972
Total current assets	83,736		1,010,891
Deposits	10,775		--
Equipment (Note 5)	969		1,651
Total assets	$ 95,480	$	1,012,542
Liabilities and Stockholders' Deficiency			
Current liabilities:			
Accounts payable and accrued liabilities	$ 111,642	$	133,448
Payables to related parties	9,122		10,445
Total current liabilities	120,764		143,893
Stockholders' equity (deficiency):			
Common stock, no par value, unlimited authorized shares; issued 24,572,700 at December 31, 2006 and 24,572,700 at December 31, 2005 (Note 7)	7,423,654		7,423,654
Additional paid-in capital	787,081		658,368
Deficit before inception of new business (Note 2)	(4,796,115)		(4,796,115)
Deficit accumulated since inception of new business (Note 2)	(3,476,670)		(2,431,352)
Accumulated other comprehensive income:			
Cumulative translation adjustment	36,766		14,094
Total stockholders' equity (deficiency)	(25,284)		868,649
Total liabilities and stockholders' equity (deficiency)	$ 95,480	$	1,012,542

Going Concern (Note 1)
Commitments (Note 6)
Subsequent events (Note 12)

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

"Timothy Searcy"   _"Marcel de Groot"_

Timothy Searcy, Director   Marcel de Groot, Director

LUNA GOLD CORP.
An Exploration Stage Company
Consolidated Statements of Operations
(Expressed in United States dollars)

		2006		2005		2004		Period from January 20, 2003 (inception of new business) to December 31, 2006 (Unaudited)
				Years ended December 31,				
Operating Expenses:								
Depreciation and amortization	$	1,030	$	3,165	$	1,125	$	6,505
Equity in loss from operation of resource properties joint ventures		--		140,254		198,948		339,202
Exploration expense		336,311		251,840		366,084		1,227,577
General and administrative		155,079		133,673		99,817		473,820
Investor relations		--		4,348		21,448		26,423
Management fees to related parties (Note 8)		26,447		24,765		23,049		94,732
Professional fees		251,336		161,262		138,680		631,972
Stock-based compensation (Note 3(g))		128,713		--		--		128,713
Travel and conference		32,661		68,036		154,207		254,904
Wages and benefits		90,876		84,565		42,895		218,336
Write-off of amounts receivable (Note 11)		31,010		--		--		31,010
Expense recovery		(18,355)		--		--		(18,355)
Total Expenses		1,035,108		871,908		1,046,253		3,414,839
Loss from operations		(1,035,108)		(871,908)		(1,046,253)		(3,414,839)
Foreign exchange loss		(25,593)		(22,246)		(29,491)		(82,448)
Interest income		15,383		6,984		--		22,367
Interest expense		--		(1,750)		--		(1,750)
Net loss for the period	$	(1,045,318)	$	(888,920)	$	(1,075,744)	$	(3,476,670)
Loss per common share, basic and diluted	$	(0.04)	$	(0.04)	$	(0.07)	$	(0.19)
Weighted average number of common shares outstanding: basic and diluted		24,358,861		23.985,653		14,846,993		18,563,641

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
An Exploration Stage Company
Consolidated Statements of Stockholders' Equity (Deficiency)
(Expressed in United States dollars)

	Common Shares		Additional Paid-In Capital	Deficit accumulated Prior to Inception of New Business
	Shares	Amount		
December 31, 2003	12,441,948	$ 5,068,305	$ 182,746	$ (4,796,115)
Issuance of common stock on exercise of warrants issued on August 8, 2003 private placement	96,250	24,063	--	--
Issuance of common stock on exercise of warrants on June 30, 2004	4,416,667	523,558	--	--
Issuance of common stock for exploration (August 8, 2004)	50,000	13,000	--	--
Balance, December 31, 2004	17,004,865	5,628,926	182,746	(4,796,115)
Issuance of common stock on January 19, 2005 private placement (Note 7(d))	7,567,835	1,794,728	475,622	--
Balance, December 31, 2005	24,572,700	7,423,654	658,368	(4,796,115)
Stock-based compensation (Note 3(g))	--	--	128,713	--
Balance, December 31, 2006	24,572,700	$ 7,423,654	$ 787,081	$ (4,796,115)

	Deficit Accumulated Since Inception of New Business	Cumulative Translation Adjustment	Total Stockholders' Equity (Deficiency)	Comprehensive Income (loss)
Balance, December 31, 2003	$ (466,688)	$ (25,264)	$ (37,016)	$ (477,377)
Loss for the period	(1,075,744)	--	(1,075,744)	$ (1,075,744)
Issuance of common stock on exercise of warrants issued on August 8, 2003 private placement	--	--	24,063	--
Issuance of common stock on exercise of warrants on June 30, 2004	--	--	523,558	--
Issuance of common stock for exploration (August 8, 2004)	--	--	13,000	--
Adjustment to cumulative translation account	--	(4,336)	(4,336)	(4,336)
Balance, December 31, 2004	(1,542,432)	(29,600)	(556,475)	$ (1,080,080)
Loss for the period	(888,920)	--	(888,920)	$ (888,920)
Issuance of common stock on January 19, 2005 private placement (Note 7(d))	--	--	2,270,350	--
Adjustment to cumulative translation account	--	43,694	43,694	43,694
Balance, December 31, 2005	(2,431,352)	14,094	868,649	$ (845,226)
Loss for the period	(1,045,318)	--	(1,045,318)	(1,045,318)
Stock-based compensation (Note 3(g))	--	--	128,713	--
Adjustment to cumulative translation account	--	22,672	22,672	22,672
Balance, December 31, 2006	$ (3,476,670)	$ 36,766	$ (25,284)	$ (1,022,646)

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.

An Exploration Stage Company
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

	2006	2005	2004	Period from January 20, 2003 (inception of new business) to December 31, 2006 (Unaudited)
		Years ended December 31,		
Cash flow from operating activities:				
Net loss	$ (1,045,318)	$ (888,920)	$ (1,075,744)	$ (3,476,670)
Items not affecting cash:				
Depreciation and amortization	1,030	3,165	1,125	6,505
Issuance of shares for exploration	--	--	13,000	23,000
Stock-based compensation (Note 3(g))	128,713	--	--	128,713
Write-off of amounts receivable (Note 11)	31,010	--	--	31,010
Equity in loss from operations	--	140,254	198,948	339,202
Changes in operating assets and liabilities:				
Amounts receivable (Note 11)	18,972	4,193	(9,516)	11,818
Prepaid expenses	27,744	4,328	5,484	26,050
Deposits	40,167	(47,979)	--	(7,812)
Accounts payable and accrued liabilities	(22,131)	45,888	43,477	63,163
Payables to related parties	(1,336)	(565,869)	530,305	(29,076)
Net cash used in operating activities	(821,149)	(1,304,940)	(292,921)	(2,884,097)
Cash flow from investing activities:				
Purchase of short-term investments	(647,649)	--	--	(647,649)
Redemption of short-term investments	585,563	--	--	585,563
Purchase/disposal of equipment	(332)	--	(2,905)	(6,569)
Investment in resource properties joint ventures	--	62,991	(450,145)	(387,153)
Net cash provided by (used in) investing activities	(62,418)	62,991	(453,050)	(455,808)
Cash flow from financing activities:				
Proceeds from issuance of shares for cash	--	648,656	547,621	3,285,342
Proceeds from subscriptions received in advance of share offering	--	--	1,639,065	--
Note payable	--	(49,613)	49,997	384
Net cash provided by financing activities	--	599,043	2,236,683	3,285,726
Increase (decrease) in cash and cash equivalents	(883,567)	(642,906)	1,490,712	(54,179)
Effect of exchange rate changes on foreign currency denominated cash balances	22,666	23,524	(4,336)	37,885
Cash and cash equivalents, beginning of period	878,477	1,497,859	11,483	33,870
Cash and cash equivalents, end of period	$ 17,576	$ 878,477	$ 1,497,859	$ 17,576
Supplemental disclosure:				
Interest paid (received) net	$ (15,383)	$ (5,234)	$ --	$ (20,617)
Income taxes	--	--	--	--
Issuance for common stock for exploration	--	--	13,000	23,000
Subscriptions converted to common stock	--	1,639,065	--	--

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
An Exploration Stage Company
Consolidated Notes to Financial Statements
(Expressed in United States dollars)

Year ended December 31, 2006, 2005 and 2004
Period from January 20, 2003 (inception of new business) to December 31, 2006

1.   **Going Concern:**

These financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Significant adjustments to the carrying amounts of the Company's assets and liabilities may be required if this assumption is not valid and several adverse conditions and events cast substantial doubt upon this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self finance operations, has a shareholders' deficit of $25,284 and will require additional debt or equity financing to provide working capital for operation in the future. This debt or equity may not be available on reasonable terms or on any terms at all. Subsequent to year end the Company completed a private placement (Note 12(b)).

2.   **Nature of Operations:**

The Company was incorporated on June 24, 1986 in British Columbia, Canada. On July 14, 1999, the Company was continued into the State of Wyoming. On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act.

From July 1999 until January 2003, the Company's focus was on the streaming-media business. These efforts ceased in January 2003 as the Company refocused its efforts from the streaming-media business and entered the mining exploration business (Note 4). As the Company has no producing properties, the Company is considered to be in the exploration stage and financial information from January 20, 2003, the inception of the mining business, has been presented in these financial statements.

3.   **Significant Accounting Policies:**

(a)   Basis of presentation:

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

(b)   Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Compania Minera Antero gold S.A. de C.V., Eureka Gold Inc., Luna Gold (International) Corp. and Luna Gold (Brazil) Corp. All significant inter-company transactions and balances have been eliminated.

(c)   Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods. Actual amounts may differ from these estimates.

3. **Significant Accounting Policies (Continued):**

(d)   Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash equivalents with institutions of high-credit worthiness.

(e)   Foreign currency:

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date. Revenues and expenses are translated at the average rate for the period. Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as a cumulative translation adjustment in stockholders' equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

(f)   Equipment:

Equipment is recorded at cost. Amortization is provided for at the following annual rates:

Asset	Basis	Estimated Useful Life
Computer hardware and software	Straight-line method	3 years

(g)   Stock options and stock-based compensation:

On January 1, 2006, the Company adopted FAS No. 123R, "Share-Based Payment" for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.   Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

The fair value has been calculated using the Black-Scholes option pricing model and the following factors: volatility – 90%; risk-free interest rate – 5%; dividend yield – nil; term - five years. The fair value of options granted in 2006 ranged from $0.14 to $0.30(2005 - $0.17; 2004 - $0.22). As of December 31, 2006 the total stock-based compensation related to non-vested options was $221,358 which is to be recognized over the next three fiscal years.

If the fair-value method had been used, an additional expense of $8,318 would have been recognized for stock-based compensation for the year ended December 31, 2005 (2004 - $182,472), and $216,726 the period from inception of new business on January 20, 2003 to December 31, 2005. Pro forma basic and diluted loss per share would have been $0.04 and $0.15 respectively.

3. Significant Accounting Policies (Continued):

(h)   Loss per share:

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the periods. Excluded from the weighted average number of common shares are 213,839 common shares (2005 – 213,839; 2004 – 213,839) held in escrow that are to be released based on financial performance criteria (Note 7(a)).

Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period. Excluded from the calculation of diluted loss per share are all outstanding stock options (2005 – 1,200,000; 2004 – 1,860,000).

(i)   Income taxes:

Income taxes are accounted for under the asset and liability method. Current taxes are recognized for the estimated income taxes for the current period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the benefit of operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

(j)   Mineral Property Interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

4. Mining Property Interests

(a)   Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. ("Nassau") an unrelated private U.S. company, to acquire 100% of the interest held by Nassau in a mining property located in Nevada, U.S.A.

In order to acquire the interest, the Company has entered into an option agreement with Nassau, pursuant to which agreement Nassau granted the Company the option to acquire a 100% interest in certain mining claims known as the Blue Mountain project which is made up of 31 mining claims and is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the "Blue Mountain Project").

4.   Mining Property Interests (Continued):

In accordance with the terms of its agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)   50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the "TSX") approved (the "Approval Date") the Blue Mountain Project as a "qualifying property" (as defined within the rules and policies of the TSX);

(ii)   An additional 50,000 shares were issued on Aug 8, 2004;

(iii)   Payment of $20,000 on August 8, 2005 (PAID);

(iv)   Payment of $30,000 on August 8, 2006 (PAID);

(v)   Payment of $40,000 on August 8, 2007;

(vi)   Payment of $100,000 on August 8, 2008; and

(vii)   Payment of $1,300,000 on August 8, 2009

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the "Royalty") and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production. All payments are in U.S. dollars.

(b)   Red Rock (formerly LS Property)

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004, and would, at the Company's option, make further cash payments totalling $1,400,000 over a 15 year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--
March 1, 2005	$	15,000 (PAID)	$	10,000 Completed
March 1, 2006	$	25,000 (PAID)	$	50,000 Completed
March 1, 2007	$	35,000 (PAID)	$	100,000 Completed
March 1, 2008	$	50,000	$	100,000
March 1, 2009	$	60,000	$	250,000
March 1, 2010	$	60,000	$	250,000
March 1, 2011	$	70,000	$	240,000
March 1, 2012	$	70,000	$	50,000
March 1, 2013	$	80,000	$	50,000
March 1, 2014	$	90,000	$	50,000
March 1, 2015	$	100,000	$	50,000
March 1, 2016	$	100,000	$	50,000
March 1, 2017	$	100,000	$	50,000
March 1, 2018	$	100,000	$	50,000
March 1, 2019	$	440,000	$	50,000
TOTAL	$	1,400,000	$	1,400,000

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

4.   Mining Property Interests (Continued):

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures. As of December 31, 2006, Centerra expenditures on the property total $714,889.

(c)   Trout Creek Project

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totalling $1,000,000 each over a six year period.

Due Date		Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--	
January 31, 2007	$	10,000 (PAID)	$	25,000 Completed	
January 31, 2008	$	15,000	$	50,000	
January 31, 2009	$	20,000	$	100,000	
January 31, 2010	$	40,000	$	125,000	
January 31, 2011	$	80,000	$	200,000	
January 31, 2012	$	830,000	$	500,000	
Total	$	1,000,000	$	1,000,000	

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(d)   Stone Cabin Project

On February 3, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date		Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--	
February 3, 2007	$	10,000 (PAID)	$	25,000 Completed	
February 3, 2008	$	15,000	$	50,000	
February 3, 2009	$	20,000	$	100,000	
February 3, 2010	$	40,000	$	125,000	
February 3, 2011	$	80,000	$	200,000	
February 3, 2012	$	830,000	$	500,000	
Total	$	1,000,000	$	1,000,000	

4. **Mining Property Interests (Continued):**

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(e)   Anchor Project

On June 26, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Anchor Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
June 26, 2007	$	10,000	$	25,000
June 26, 2008	$	15,000	$	50,000
June 26, 2009	$	20,000	$	100,000
June 26, 2010	$	40,000	$	125,000
June 26, 2011	$	80,000	$	200,000
June 26, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(f)   Eureka Project

On July 4, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Eureka Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
July 4, 2007	$	10,000	$	25,000
July 4, 2008	$	15,000	$	50,000
July 4, 2009	$	20,000	$	100,000
July 4, 2010	$	40,000	$	125,000
July 4, 2011	$	80,000	$	200,000
July 4, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

5. **Equipment:**

	Cost	Accumulated Amortization	2006 Net book value	2005 Net book value	2004 Net book value
Computer hardware and software	$42,837	$41,868	$969	$1,651	$4,788

6.   Commitments:

The Company has entered into a 5 year lease with respect to office space. Arrangement has been made for Pathway Capital Ltd. (Note 8(b)) to manage and act as the Company's agent with respect to the lease. The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis. The balance of the lease obligation is as follows:

2007	C$25,430
2008	C$25,430
2009	C$25,430
2010	C$25,430
2011	C$21,195

7.   Stockholders' Equity:

(a)   Escrowed stock:

At December 31, 2006, 213,839 (2005 – 213,839; 2004 – 213,839) common shares outstanding were held in escrow.

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled. Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company. For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

(b)   Stock options:

A summary of the status of the Company's stock options at December 31, 2006, 2005 and 2004 and changes during the periods ended on those dates are presented below:

	2006		2005		2004	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	1,200,000	$ 0.27	1,860,000	$ 0.28	810,000	$ 0.25
Granted	115,000	0.19	50,000	0.23	1,050,000	0.30
Granted	1,425,000	0.27	--	--	--	--
Granted	150,000	0.41	--	--	--	--
Expired/ cancelled	--	--	(185,000)	0.25	--	--
Expired/ cancelled	--	--	(525,000)	0.30	--	--
Outstanding, end of period	2,890,000	$ 0.27	1,200,000	$ 0.27	1,860,000	$ 0.28
Options exercisable	1,684,833	$ 0.27	1,132,500	$ 0.27	1,590,000	$ 0.28
Shares authorized for options	4,914,540		2,854,556		2,854,556	

7. Stockholders' Equity (Continued):

The weighted average remaining contractual life of the options as of December 31, 2006 was 3.4 years (2005 - 3.1 years; 2004 – 4.1 years). The weighted average remaining contractual life of options exercisable as of December 31, 2006 was 2.75 years (2005 – 3.07; 2004 – 3.93 years).

The following table summarizes information about stock options outstanding as of December 31, 2006:

Grant date	Expiry date	Exercise price	Number outstanding	Number vested	Number not vested
September 22, 2003 [1]	September 22, 2008	$0.25	625,000	625,000	--
June 7, 2004 [2]	June 7, 2009	$0.30	150,000	150,000	--
June 7, 2004 [3]	June 7, 2009	$0.30	150,000	150,000	--
June 30, 2004 [2]	June 30, 2009	$0.30	225,000	225,000	--
April 8, 2005 [4]	April 8, 2010	$0.23	50,000	50,000	--
February 2, 2006 [4]	February 2, 2011	C$0.22	115,000	69,000	46,000
May 15, 2006 [2]	May 15, 2011	C$0.30	775,000	258,333	516,667
May 15, 2006 [3]	May 15, 2011	C$0.30	350,000	87,500	262,500
May 15, 2006 [5]	May 15, 2011	C$0.30	250,000	50,000	200,000
May 15, 2006 [4]	May 15, 2011	C$0.30	50,000	20,000	30,000
August 24, 2006 [5]	August 24, 2011	C$0.45	150,000	--	150,000
			2,890,000	1,684,833	1,205,167

Vesting Terms:
[1] 20% every 3 months from date of grant
[2] 33% every 6 months from date of grant
[3] 25% every 6 months from date of grant
[4] 20% every 3 months from date of grant with final 20% vesting after 6 months
[5] 20% every 6 months from date of grant

(c) Warrants:

As at December 31, 2006, 7,567,835 warrants were outstanding and expire on January 18, 2007. Each warrant is convertible into one common share and is exercisable at $0.50. The fair value attributable to the warrants was $475,622 and calculated using the Black-Scholes pricing model and the following factors: volatility – 90%; risk-free interest rate - 4%; dividend yield – nil; term – 2 years.

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC's view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

(d) Private Placement:

On January 19, 2005, the Company closed a private placement of 7,567,835 units at a price of $0.30 per unit for a total of $2,270,350. Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of US$0.50 per share on or before January 18, 2007. The shares, the warrants and any shares issued on exercise of the warrants were subject to a hold period which expired on May 19, 2005.

8. **Related Party Transactions:**

In addition to related party transactions disclosed elsewhere in these financial statements:

(a)   During the periods ended December 31, 2006, 2005 and 2004, the Company paid or accrued, geological consulting fees to directors and/ or officers as follows:

2006	$27,000
2005	$79,214
2004	$137,400

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

(b)   The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, C$2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the years ended December 31, 2006, 2005 and 2004 were as follows:

2006	$26,448
2005	$24,765
2004	$23,049

In addition, Pathway charges the Company rent and other administrative services as follows:

2006	$95,681
2005	$57,857
2004	$3,857

The amounts charged by Pathway are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and Pathway.

9. **Income Taxes:**

As at December 31, 2006, the Company had combined loss carry forwards in Canada and the United States of $4,362,639 that are available for offset against taxable income and which expire between 2009 and 2023.

	2006	2005	2004
Loss carry forwards, beginning of year	$3,503,667	$2,780,412	$1,934,232
Current year taxable losses	858,972	723,255	846,180
Loss carry forwards, end of year	$4,362,639	$3,503,667	$2,780,412

At the combined tax rate of 34%, the Company has a deferred tax asset of $1,483,297 which has been fully offset by a valuation allowance due to uncertainty of the losses utilization. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations.

10. **Financial Instruments and Risk Management:**

(a)   Fair values:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their ability for prompt liquidation or short-term to maturity. The fair value of payables, including note payables, to related parties is not readily determinable due to the lack of a ready market for such indebtedness.

10.   **Financial Instruments and Risk Management (Continued):**

(b)   Foreign currency risk:

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. The Company does not yet have any sales, and accordingly, foreign exchange risk is not yet considered by management to be a material risk at December 31, 2006.

11.   **Amounts Receivable:**

Of the amounts receivable, $31,010 is held in a trust account in China. Due to foreign exchange controls of the People's Republic of China, this amount may not be convertible into foreign currency and remitted abroad. The full amount has been offset by a valuation allowance due to the uncertainty of the utilization of the receivable.

12.   **Subsequent Events:**

(a)   **Acquisition of Aurizona Goldfields Corporation**

On January 31, 2007, the Company acquired 100% of the issued shares of Aurizona Goldfields Corporation ("Aurizona") from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as "Brascan") and Eldorado Gold Corporation. Aurizona owns Mineracao Aurizona S.A ("MASA"), a company incorporated in Brazil. MASA's main asset is the 100% ownership of a gold project in Maranhao State, Brazil.

The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona. The purchase price payable is as follows:

- $500,000 to each party on January 31, 2007, with Eldorado receiving 3,000,000 common shares of the Company and Brascan receiving $670,000 on January 31, 2009;

- $1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

- $1,000,000 will be payable to each party on the first, second and third anniversary of the commencement of commercial production.

In addition the Company paid Brascan $263,287 for accrued operating expenses. The Company will also be assuming a fine of approximately $1,200,000 payable to the Brazilian Departmento Nacional de Producao Mineral for past fees due relating to exploration rights.

(b)   **Private Placement**

Also, on January 31, 2007, the Company completed an 8,473,164 unit private placement at C$0.45 per unit for total proceeds of C$3,812,923. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008. The common shares issued are subject to a four month hold period expiring on May 31, 2007.

A cash finder's fee in the aggregate of C$109,494 was paid and an aggregate of 275,080 agent's warrants were issued to various parties for introducing investors to the Company.

(c)   **Expiry of Warrants**

On January 18, 2007, 7,567,835 warrants expired. Each warrant was convertible into one common share and was exercisable at $0.50.

12. Subsequent Events (Continued):

(d)   Stock Options Granted

On March 14, 2007 the Company granted 320,000 stock options. Each option is exercisable into one common share at a price of C$0.50 and expire on March 14, 2012.

On April 13, 2007 the Company granted 200,000 stock options. Each option is exercisable into one common share at a price of C$0.59 and expire on April 13, 2012.

On April 16, 2007 the Company granted 10,000 stock options. Each option is exercisable into one common share at a price of C$0.68 and expire on April 16, 2012.

13.   Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period's presentation.

14.   Recent U.S. Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN no. 48, "Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement no. 109" ("FIN 48"). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on January 1, 2007. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

LUNA GOLD CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2006

INTRODUCTION

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements for the year ended December 31, 2006. The information contained within this MD&A is current to April 17, 2006, and stated in U.S. dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements. Much of the information in this report includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by management in connection with the Company's business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management's current judgment regarding the direction of the Company's business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. Management cautions the reader that important factors in some cases have affected, and in the future could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements."

CORPORATE DEVELOPMENT AND STRATEGY

Overview

Luna Gold Corp. is a mineral exploration and development company engaged in the acquisition, exploration, and development of gold properties in Brazil and Nevada.

Acquisition of Aurizona Goldfields Corporation ("Aurizona")

On January 31st, 2007, Luna Gold completed the 100% acquisition of Aurizona from Eldorado Gold Corporation ("Eldorado") and Brascan Recursos Naturais SA along with Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as "Brascan"). Aurizona holds a Brazilian operating company, Mineracao Aurizona S.A ("MASA"), which in turn holds the Aurizona project. The project is an open pitable indicated resource of 500,000 oz at a grade of 1.27 g/t Au with a further 350,000 oz of inferred material at 1.27 g/t Au. *The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The Company's qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the Company's QP believes the historic estimate is relevant and offers a fair description of the Project's known mineralization.*

Aurizona is not the only value Luna derives from the acquisition. Strategically, Luna now has a foothold in an under-explored, gold-rich belt within a mining friendly jurisdiction. The belt has other known gold resources, and Luna will be the only active developer within it. We believe this will give Luna an advantage over other mining companies when competing for gold assets in the belt.

Aurizona has been inactive for over a decade, and while the resource does have value, the full value will not be realized until development and extraction. Luna is currently planning to develop and mine Aurizona and we believe the characteristics of the deposit are such that we anticipate low operating costs and modest capital costs. For these reasons, plus the fact that it has been permitted in the past and there is good support for its development in the region, we will pursue development as soon as possible.

From an operating perspective, there are a lot of benefits to the location of Aurizona. It is a five hour drive from the capital cities of Belem, in Para State, and Sao Luiz, in Maranhao State. The entire road access to site is paved except for the last 16 km, and Aurizona is connected to the national power grid by low voltage powerlines. There are federal and state income tax reduction benefits for industrial development, modernizations, and diversification of businesses in Brazil's northeast. There is also potential for government loans and loan guarantees from various development banks in the region. We will work to ensure that the Aurizona project receives all of the applicable benefits

The knowledge and experience required to build mines is almost as scarce a resource as mines themselves. Fortunately, Luna has also acquired the expertise to develop mines in Brazil. We hired a Chief Operating Officer (COO) who started with the company in June 2006, has over 30 years of operations and development experience and is intimately familiar with the Aurizona project. In addition, he has close to 15 years of experience in Brazil, the last six years of which he held the position of Managing Director for Gencor Brazil. He has been directly involved with a number of mine developments and operations in Brazil.

Luna will benefit from having a COO who knows Brazil, and is known in Brazil. Since closing the Aurizona acquisition, he has been active in Brazil and has already hired an experienced project manager and skilled exploration geologist.

Nevada

Luna will still be maintaining its Nevada exploration business. Our project generator has been exploring in Nevada for over 30 years and has an excellent understanding of Nevada geology and mineralization controls. After identifying targets, the projects are presented to majors and intermediates operating in Nevada seeking the finance of further work via joint venture. Luna thus spends very little and maintains a minority interest in the projects. If the targets fail, we lose little; if the targets hit, there it upside potential. It is a very low risk strategy for operating in a very high risk business. It allows us to find a niche in Nevada where we are complimenting the majors instead of competing against them.

SELECTED ANNUAL INFORMATION

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	$	$	$
Interest and other income	15,383	6,984	--
Loss for the period	(1,045,318)	(888,920)	(1,075,744)
General and administration expenses	538,044	607,313	686,359
Exploration expenses	336,311	261,430	358,769
Net loss per share, basic and fully diluted	(0.04)	(0.04)	(0.07)
Total assets	95,480	1,012,542	1,771,302
Total long-term financial liabilities	--	--	1,639,065
Shareholders' equity (deficiency)	(25,284)	868,649	(556,475)

We did not earn any revenue during the year ended December 31, 2006, 2005 and 2004 aside from interest income.

RESULTS OF OPERATIONS

Year ended December 31, 2006

We incurred a net loss of $1,045,318 for year ended December 31, 2006, resulting in a loss per share of $0.04. The loss was attributable to operating expenses of $1,035,108, a foreign exchange loss of $25,593 and offset by interest income of $15,383.

During the year we incurred $1,030 in depreciation and amortization, $336,311 in exploration expense, $155,079 in general and administrative expenses, $26,447 in management fees, and $251,336 in professional fees, $128,713 in stock-based compensation, $32,661 in travel, $90,876 in wages and benefits, a write-off of an amount receivable in the amount of $31, 010 and an expense recovery of $18,355.

For the year ended December 31, 2006, our loss increased compared to the previous year. This was primarily due to the Company recognizing $128,713 in stock-based compensation and writing-off an amount receivable held in China. The recognition of stock-based compensation was the result of the Company adopting a new accounting policy and the amount receivable was written off as it is uncertain whether the Company will be able to utilize this amount due to foreign exchange controls in China.

The Company's focus has changed as we discontinued our Chinese joint ventures in 2005, joint ventured our Red Rock property and our exploration expenditures on our Blue Mountain Project slowed. We incurred $336,311 in exploration expenses as the Company entered into several new project agreements and was focused on the acquisition of Aurizona Goldfields, the reason for the increase compared to the previous year. Exploration costs consisted of the initial option payments and preliminary geological work on our Trout Creek, Stone Cabin, Anchor and Eureka projects as well as generative exploration costs associated with Aurizona such as wages related to the Company's Chief Operations Officer who was hired during the period. Also included in exploration costs, were the current year's option payment which relates to the Company maintaining its Blue Mountain project. Professional fees increased compared to the prior year as $163,551 was incurred which related to the Aurizona transaction which closed on January 31, 2007. The Company currently has two employees which consist of the Chief Executive Officer and the Chief Operations Officer. Wages and benefits were approximately the same amount in both periods as the Chief Operations Officer has been charged to exploration expenses. General and administrative expenses consist mostly of rent, filing fees, marketing and other administrative expenses which relate to maintaining the Company's exchange listing. General and administrative increased slightly over the previous year due to work associated with the Company's possible acquisition of Aurizona Goldfields. Management fees were constant as the monthly charge was C$2,500.

Year ended December 31, 2005

We incurred a net loss of $888,920 for year ended December 31, 2005, resulting in a loss per share of $0.04. The loss was attributable to operating expenses of $871,908, a foreign exchange loss of $22,246 and interest expense of $1,750 which was offset by interest income of $6,984.

During the year we incurred $3,165 in depreciation and amortization, $140,254 in equity loss from operation of joint ventures, $251,840 in exploration expense, $31,508 in filing fees, $38,658 in general and administrative expenses, $24,765 in management fees, and $208,429 in professional fees, $12,837 in rent, $68,036 in travel, and $84,565 in wages and benefits.

Expenses decreased over the prior year due to restructuring, which included the termination and wind-up of our joint ventures in China. We recognized a loss of $140,254 relating to our joint venture companies in China compared with $198,948 during the prior year. The decrease in the loss reflects cash received during the fourth quarter, upon termination of our joint ventures, which offset previous quarter's losses from our joint ventures.

Exploration expenses include geologists fees, assay costs, supplies, travel costs and claim fees relating to our Blue Mountain project and our Red Rock project prior to our signing a letter of intent with Centerra. Expenses for Blue Mountain and Red Rock were $26,704 and $33,826 respectively. Exploration expenses also include geologist fees, consulting fees and related expenses for project generation, mainly in China, including fees to a director of the company.

During the year the Company continued from Wyoming to Canada and accordingly paid $63,675 in additional professional fees during the year. Travel expenses decreased as several directors spent time traveling in China during the prior year in addition to the Company agreeing to reimburse a director for travel expenses in China retro-active to November 2003. Investor relations fees decreased as the Company paid an investor relations consultant during the prior year. Wages and benefits also increased over the prior year as the company hired a new Chief Executive Officer who joined the company in late June 2004. General and administrative expenses consist mostly of rent, filing fees, marketing and other administrative expenses which relate to maintaining the Company's exchange listing. General and administrative expenses increased slightly over the previous year due to work associated with the wind-up of our joint ventures in China and the continuation of the Company from Wyoming to Canada. Management fees were constant as the monthly charge was C$2,500.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	Dec 31, 2006	Sept 30, 2006	June 30, 2006	Mar 31, 2006
	$	$	$	$
Interest and other income	2,784	5,617	6,744	238
Net loss for the period	(424,347)	(269,534)	(226,398)	(125,039)
General and administration expenses	176,713	124,046	152,283	85,002
Exploration expenses	96,947	151,429	45,062	42,873
Net loss per share, basic and fully diluted	(0.01)	(0.01)	(0.01)	(0.01)

Quarters Ended:

	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005
	$	$	$	$
Interest and other income	1,478	3,993	1,513	--
Net loss for the period	(232,863)	(57,913)	(249,011)	(349,133)
General and administration expenses	148,002	94,966	136,720	96,961
Exploration expenses	84,387	(91,964)	133,517	266,154
Net loss per share, basic and fully diluted	(0.01)	(0.00)	(0.01)	(0.02)

We did not earn any revenue during the year ended December 31, 2006 and 2005 aside from interest income. Our losses were higher during the March 31, 2005 and June 30, 2005 quarters as we were still active in China and conducted work on our Red Rock property and Blue Mountain Project. Our losses decreased during the periods from September 30, 2005 to March 31, 2006 as we wound up our Chinese joint ventures, joint ventured our Red Rock property and exploration slowed on our Blue Mountain Project. Our losses for the three months ended June 30, 2006 and September 30, 2006 again increased, relating to due diligence performed on the possible acquisition of Aurizona and other generative exploration. Our losses for the fourth quarter of 2006 increased by $154,813 which was primarily due to the company writing-off amounts receivable held in China and recognizing stock-based compensation in the amounts of $31,010 and $128,713 respectively.

CURRENT CAPITAL RESOURCES AND LIQUIDITY

Total cash and cash equivalents as at December 31, 2006 and 2005, were respectively, $77,115 and $878,477 a decrease of $801,362. Working capital (deficiency) as at December 31, 2006 and 2005, were ($37,028) and $866,998 respectively. Total share capital as at and December 31, 2006 and 2005, was $7,423,654 with total common shares outstanding of 24,572,700.

During the year the company did not receive any cash proceeds from financings and the decrease in working capital was mostly attributable to cash used in operations and the write-off of an amount receivable held in China.

The Company has entered into a five year lease with respect to office space. Arrangement has been made for Pathway Capital Ltd. (Pathway), a company with a common director, to manage and act as the Company's agent with respect to the lease. The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis. The total balance of the obligation is C$122,915.

On January 31, 2007, the Company acquired 100% of the issued shares of Aurizona from Brascan and Eldorado. Aurizona owns MASA, a company incorporated in Brazil. MASA's main asset is the 100% ownership of a gold project in Maranhao State, Brazil.

The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan, in exchange for the shares of Aurizona. The purchase price payable is as follows:

- $500,000 to each party on January 31, 2007, with Eldorado receiving 3,000,000 common shares of the Company and Brascan receiving $670,000 on January 31, 2009;

- $1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

- $1,000,000 will be payable to each party on the first, second and third anniversary of the commencement of commercial production.

In addition the Company paid Brascan $263,287 for accrued operating expenses. The Company will also be assuming a fine of approximately $1,200,000 payable to the Brazilian Departmento Nacional de Producao Mineral for past fees due relating to exploration rights.

To fund the payments due on closing of the Aurizona acquisition, the Company completed a concurrent 8,473,164 unit private placement at C$0.45 per unit for total proceeds of C$3,812,923. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008.

Our capital resources have been and are limited. We currently do not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations. The Company will need to obtain significant additional capital to meet its future obligations to Eldorado and Brascan for the purchase of Aurizona. There can be no assurances that we can obtain additional financing on terms reasonably acceptable to us or at all. The lack of capital may force us to curtail our operating activities and potential investment activities.

TRANSACTIONS WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in this MD&A:

During the years ended December 31, 2006 and 2005, the Company paid or accrued, geological consulting fees to directors and/ or officers as follows:

2006	$27,000
2005	$79,214

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

The Company is charged by Pathway C$2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the years ended December 31, 2006 and 2005 were as follows:

2006	$26,448
2005	$24,765

In addition, Pathway charges the Company rent and other administrative services as follows:

2006	$95,681
2005	$57,857

CRITICAL ACCOUNTING POLICIES

The details of the Company's accounting policies are presented in Note 3 of the consolidated financial statements for the year ended December 31, 2006. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results:

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods. Actual amounts may differ from these estimates.

Stock options and stock-based compensation

On January 1, 2006, the Company adopted FAS No. 123R, "Share-Based Payment" for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.   Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

Mineral Property Interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has evaluated the design of the Company's internal controls over financial reporting during the period covered by this Management Discussion and Analysis, and has determined that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures during the period covered by this Management Discussion and Analysis and has concluded that they provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported with appropriate timescales.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	**Value**
Balance as of April 17, 2007	36,045,864	C$24,511,187

Summary of stock options outstanding:

Number of Options	Option Price for Common Share	Expiry Date
625,000	$0.25	September 22, 2008
300,000	$0.30	June 7, 2009
225,000	$0.30	June 30, 2009
50,000	$0.23	April 8, 2010
115,000	C$0.22	February 2, 2011
1,425,000	C$0.30	May 15, 2011
150,000	C$0.45	August 24, 2011
320,000	C$0.50	March 14, 2012
200,000	C$0.59	April 13, 2012
10,000	C$0.68	April 16, 2012

Summary of warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
4,236,582	C$0.70	July 31, 2008
275,080	C$0.45	July 31, 2008

On January 18, 2007, 7,567,835 warrants expired. Each warrant was convertible into one common share and was exercisable at $0.50.

Exploration costs by property for the year ended December 31, 2006:

Blue Mountain Project	Red Rock [1]	Trout Creek Project	Stone Cabin Project	Anchor Project	Eureka Project
$37,904	Nil	$34,672	$34,506	$27,449	$5,184

[1] Property exploration costs are paid by Centerra (U.S.) Inc. as per terms of the joint venture agreement discussed earlier.

Total exploration costs associated with Aurizona pre-acquisition totalled $184,916. Other exploration costs not associated with any particular property or "generative exploration" totalled $11,680.

ON BEHALF OF THE BOARD OF DIRECTORS

"Tim Searcy"

Vancouver, British Columbia

Tim Searcy, Director

Form 52-109F1

Certification of Annual Filings

I, Tim Searcy, Chief Executive Officer of Luna Gold Corp., certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Luna Gold Corp. (the issuer) for the period ending December 31, 2006;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.   I have caused the issuer to disclose in the annual MD&A any changes in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 23, 2007

"Tim Searcy"
Tim Searcy
Chief Executive Officer

Form 52-109F1

Certification of Annual Filings

I, Marcel de Groot, Chief Financial Officer of Luna Gold Corp., certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Luna Gold Corp. (the issuer) for the period ending December 31, 2006;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c)   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.   I have caused the issuer to disclose in the annual MD&A any changes in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 23, 2007

"Marcel de Groot"
Marcel de Groot
Chief Financial Officer